Geos Communications, Inc.

430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202

November 17, 2010
Mail Stop 3628

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D. C.  20549-3628

RE:	Geos Communications, Inc.
Schedule TO-I
Filed on October 14, 2010
File No. 005-57499

Dear Mr. Orlic:

On behalf of Geos Communications, Inc., this letter responds to your comment letter dated October 22, 2010.  The Company’s answers are set forth below under your numbered comments.

Schedule TO

Item 12. Exhibits

1.      Please revise the exhibit index to include the certificate of designations for the Series I preferred stock and the form of new warrant agreement.

Answer: The Company will revise the exhibit index to the Schedule TO-I to include the Series I Certificate of Designations and the form of new warrant.

Offer to Exchange

Cover Page

2.      You state, here and elsewhere in the document, that you will issue Series I preferred stock and new warrants promptly after the date on which you accept and cancel securities tendered for exchange. Please revise to state that you will issue the new securities promptly after expiration rather than after acceptance. See Rule 14e-1(c) under the Exchange Act.

David L. Orlic
November 17, 2010

Answer: The Company has amended the Offer to Exchange to revise all statements regarding the issuance of Series I Preferred and new warrants to state that the Series I Preferred and New Warrants will be issued upon the expiration of the offer rather than upon acceptance of the tendered shares and warrants.

Questions Regarding the New Warrant

How many New Warrants will I receive in exchange for the Old Warrants…?  page 3

3.      We note that the number of new warrants offered will be equal to: (i) 50% of the number of shares of Series I preferred stock the holder will receive multiplied by (ii) the number of shares of common stock into which a share of Series I preferred stock would convert were it convertible immediately upon issuance as of the date of acceptance. Please advise us as to how you are complying with Item 1004(a)(1)(ii) of Regulation M-A. Please also advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

Answer: The Company has revised the Offer to Exchange to indicate that holders will receive warrants for the purchase of a number of shares of common stock equal to 5,000 multiplied by the number of shares of Series I preferred stock the holder will receive under the Offer.

What are the material differences between the New Warrants and the Old Warrants, page 3

4.      Please revise to ensure that you have described all of the material differences between the old and new warrants. For example, revise to describe the exercise price of the old warrants issued in connection with the sale of the Series H preferred stock, any cashless exercise provisions, and the term of the warrants. Please consider presenting the comparison in a tabular format for both the preferred stock and warrants.

Answer: The Company has revised this section of the Offer to Exchange to ensure that we have described all of the material differences between the Old and New Warrants.

Procedures

Determination of Validity ...., page 10

5.      You state here and elsewhere throughout the offering document and letter of transmittal that certain of your determinations with respect to the offer will be final and binding. Please revise to indicate that security holders may challenge your determinations in each instance in a court of competent jurisdiction.

Answer: The Company has revised the Offer to Exchange and Letter of Transmittal to indicate that indicate that security holders may challenge our determinations with respect to the offer in each instance in a court of competent jurisdiction.

David L. Orlic
November 17, 2010

Conditions of the Offer, page 12

6.      You state in the final paragraph of this section that you may assert conditions regardless of the circumstances giving rise to them.  This disclosure contemplates that actions or inactions by the offeror may be responsible for triggering the offer conditions, The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

Answer: The Company has revised the Offer to Exchange to remove the implication that the offer conditions may be triggered at the Company’s option.

Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants

Consideration, Page 14

7.      In the last paragraph of this section, please disclose the exercise price per share in the old warrants issued in connection with the sale of the Series H preferred stock, or advise.

Answer: The Company has revised the Offer to Exchange to disclose the exercise price per share under the Old Warrants issued in connection with the sale of Series H Preferred stock, which is $0.25. It was not included initially as it did not differ from the exercise price under the New Warrants.

Information About Geos Communications Inc.

Financial Information, page 17

8.      Given that financial information required by Item 10 of Schedule TO has been incorporated by reference into your schedule, your summary financial information, as described in Item 1010(c)(1)-(3) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website.

Answer: The Company will provide the financial information required by Item 10 of Schedule TO directly to security holders, and has revised the Schedule TO-I and Offer to Exchange accordingly.

9.      Please advise us how you concluded that pro forma financial information, as set forth in Item 1010(b) of Regulation M-A, is not material to this exchange offer.

Answer: As noted in the Offer to Exchange, the Company’s policy for determining whether the exchange is deemed a modification or an extinguishment is based on fair value. As the Company has computed a change in fair value greater than 10%, it appears there is an extinguishment. The accounting treatment for the extinguishment of equity-classified preferred stock is addressed by SEC staff guidance included in the FASB’s Codification at ASC 260-10-S99-2. Under that guidance, when equity-classified preferred shares are extinguished, the difference between (1) the fair value of the consideration transferred to the holders of the preferred shares and (2) the carrying amount of the preferred shares, is subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share. In addition to the effect on earnings per share, extinguishment accounting will result in adjustments within equity but will not result in recognition of any amounts in net income.

David L. Orlic
November 17, 2010

 As this does not affect net income, the pro forma effects were not deemed material.

Additional Information, page 21

10.    You state that you incorporate by reference certain filings made with the Commission after the date of your offering document. The federal securities laws do not authorize incorporation by reference into your offering document of future filings. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Answer: The Company has revised the Offer to Exchange to indicate that we will amend our offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Company Acknowledgements

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Please to not hesitate to call Mike Laussade at 214-953-5805 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Chris Miltenberger
Chris Miltenberger
President

cc:  Richard F. Dahlson, Jackson Walker L.L.P.
      Michael L. Laussade, Jackson Walker L.L.P.